

Mail Stop 4561

May 5, 2016

Yi Xing Wang
President and Chief Executive Officer
Phoenix Apps Inc.
125-720 King Street West, Suite 2000
Toronto, Ontario M5V 3S5
Canada

> **Re: Phoenix Apps Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 19, 2016**
> **File No. 333-209591**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2016 letter.

Financial Statements

1.   We note your response to prior comment 5 and the revised audit report and we re-issue our comment. The audit reports of your independent registered public accounting firm should include all of the financial statements presented in your filing, and only the financial statements presented in your filing. These are as follows:

- The balance sheet of Phoenix Apps (the Predecessor) as of December 31, 2014 and the related statements of operations, changes in partners' capital and cash flows for the year ended December 31, 2014 and the period January 1, 2015 to November 29, 2015.

- The balance sheet of Phoenix Apps, Inc. (the Successor) as of December 31, 2015 and the related statements of operations, changes in stockholders' equity, and cash flows for the period November 30, 2015 to December 31, 2015.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3843 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: William R. Eilers, Esq.
        Eilers Law Group P.A.